Exhibit 99.1

Luckin Coffee Announces Corporate Governance Changes

Adopts New Board Term Limit and Announces Board Composition Update

New Board Members Bring Important Skills and Experience

BEIJING, May 20, 2022 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced the adoption of new directorship term, the resignations of two directors (Mr. Wai Yuen Chong and Mr. Gang Wu) from its Board of Directors (“Board”) and the appointments of four new directors (Mr. Weihao (Michael) Chen, Mr. Jun Liu, Ms. Qianli Liu and Mr. Shaoqiang (Gary) Liu) to the Board, effective immediately.

In the interest of better corporate governance, the Board unanimously voted to subject each director to re-appointment by the Board at its next meeting, and to impose a two-year term on each re-appointed director and any director appointed in the future. Subsequently, at the end of their current terms of office, Mr. Wai Yuen Chong and Mr. Gang Wu tendered their resignations and did not stand for re-appointment to the Board. Mr. Wai Yuen Chong wanted to concentrate on his new endeavors related to investments in the consumer sector, but has agreed to continue providing his guidance and expertise as an external strategic advisor to the Company. Mr. Gang Wu wanted to focus his attention on his executive role as a Senior Vice President of the Company.

“I would like to thank Mr. Wai Yuen Chong and Mr. Gang Wu for their significant contributions to the Board during their tenure. Their expertise and guidance have been invaluable in advancing our mission and repositioning the Luckin Coffee’s operations and strategy for long-term success. I look forward to continuing to work with them to deliver value for all Luckin Coffee stakeholders,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee.

To support the Company’s continued growth, the Board has appointed Mr. Weihao (Michael) Chen, Mr. Jun Liu, Ms. Qianli Liu and Mr. Shaoqiang (Gary) Liu as new directors, each bringing a wealth of experiences and expertise that are invaluable to Luckin Coffee’s mission and long-term development.

“I am pleased to welcome these exceptional and highly qualified directors to our Board,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee. “Together, they provide a diverse skillset, drawing from experiences across private equity and various industries. We look forward to benefitting from their collected wealth of knowledge as we continue to carry out our strategy and deliver long-term, sustainable value to shareholders.”

With these changes, and the re-appointment of existing directors, the Board is expanded to nine directors. The Audit Committee of the Board consists of Mr. Yang Cha, Mr. Feng Liu, Ms. Qianli Liu and Mr. Sean Shao, with Mr. Feng Liu serving as the Chairperson. The Compensation Committee of the Board consists of Mr. Yang Cha, Mr. Weihao (Michael) Chen, Dr. Jinyi Guo, Mr. Feng Liu, Mr. Shaoqiang (Gary) Liu and Mr. Sean Shao, with Mr. Sean Shao serving as the Chairperson. The Nominating and Corporate Governance Committee consists of Mr. Yang Cha, Mr. Weihao (Michael) Chen, Dr. Jinyi Guo and Mr. Jun Liu, with Mr. Weihao (Michael) Chen serving as the Chairperson.

About Mr. Weihao (Michael) Chen

Mr. Weihao (Michael) Chen has been a partner and managing director of Centurium Capital since July 2019. From October 2011 to May 2019, Mr. Chen worked at a Warburg Pincus entity where his last held position was a managing director. Prior to that, Mr. Chen worked as a vice president at Crescent Advisors China (Shanghai) Co., Ltd. Mr. Chen also worked for Morgan Stanley Asia Limited in Hong Kong and Accenture Consulting Co Limited in China earlier in his career. Mr. Chen is currently a director of ANE (Cayman) Inc., a Hong Kong listed company and chairman of its ESG committee. Mr. Chen obtained his bachelor’s degree in accounting from Fudan University in July 2002 and his MBA from the INSEAD Business School in 2006. Mr. Chen is a member of the Association of Chartered Certified Accountants.

About Mr. Jun Liu

Mr. Jun Liu is a partner and managing director of Centurium Capital. Prior to joining Centurium Capital, Mr. Liu’s experience included serving as Senior Vice President at Warburg Pincus and Executive Director at Goldman Sachs, both in Hong Kong. Mr. Liu previously worked as an associate attorney with Cahill Gordon & Reindel LLP in New York City and O’Melveny & Myers LLP in Beijing. Mr. Liu graduated from Foreign Affairs College in Beijing, China, Vanderbilt University and New York University. Mr. Liu is qualified to practice law in China and the State of New York.

About Ms. Qianli Liu

Ms. Qianli Liu has over 18 years of experience in investment banking and corporate finance, including holding senior management positions at Phoenix New Media Limited (NYSE: FENG), ChinaEdu Corp. (NASDAQ: CEDU) and MainOne Information Technology Company Ltd. She is currently an independent director of XD Inc. (HKEX: 2400.HK), an independent director of BAIOO Family Interactive Limited (HKEX: 2100.HK), and an independent director of Feiyu Technology International Company Ltd. (HKEX: 1022.HK). Ms. Liu obtained her bachelor’s degree from Dartmouth College in 1997 and her MBA from the Massachusetts Institute of Technology Sloan School of Management in 2003.

About Mr. Shaoqiang (Gary) Liu

Mr. Shaoqiang (Gary) Liu has more than 15 years’ work experience in banking, investment and management. Mr. Liu is currently a partner and managing director at Centurium Capital. Mr. Liu also served several board and senior executive roles in various companies. Mr. Liu holds an M.B.A. in Finance from China Europe International Business School, and a B.S. degree in Applied Mathematics from Fudan University. Mr. Liu is a CFA Charter holder.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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